September 11, 2017

Via EDGAR

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Mail Stop 3561

Attn: John Stickel and John Dana Brown

Re:	Applied Energetics, Inc.
Registration Statement on Form S-1/A
Filed August 21, 2017
File No. 333-217513

Ladies and Gentlemen,

This letter is in response to the comments of the Securities and Exchange Commission to the aforementioned Registration Statement on Form S-1/A (the “Registration Statement”) of Applied Energetics, Inc. (the “Company”) by your letter of September 5, 2017. We are filing herewith Amendment No. 2 to the Registration Statement (the “Amendment”) in which we have revised and supplemented the disclosure where appropriate in response to your comments.

We are responding to each comment as noted and, for your convenience, have inserted the comment above our relevant response.

Planned Research and Development Activities, page 9

1. Comment: We note your response to our prior comment 5 and reissue in part. We note that your revised disclosure indicates that you will expand a minimum of $3.75 million over three years on your planned research and development activities. You will need to sell more than 75% of securities in this offering to raise this amount of money. Please disclose how you plan to fund your research and development activities if you do not raise sufficient funds in this offering.

Response: The following paragraph has been added to Planned Research and Development Activities, page 9.

“Any funds derived from this offering will be primarily used for our planned research and development activities. We are also actively seeking funding for our defense related research and development activities from the U. S. Navy and other branches of the Department of Defense. We are also seeking funding through strategic alliances for our industrial and medical laser applications. Any funds received from the Department of Defense or strategic partners will reduce the Company’s cost of its planned research and development activities.”

Security Ownership of Certain Beneficial Owners and Management, page 31

2. Comment: We note your response to our prior comment 7 and reissue in part. Please provide the disclosure regarding 20 million shares received as executive compensation by Mr. Farley in the Securities Ownership of Certain Beneficial Owners and Management section on page 30 as required by Item 404 of Regulation S-K. If he no longer owns these shares or disclosure is otherwise not required please explain.

Response: On May 17, 2016, Mr. Farley gifted the 20 million shares received as executive compensation on March 23, 2016 to AnneMarieCo, LLC, a limited liability company owned by members of his family. No family member owning 10% or more of the limited liability company is financially dependent on Mr. Farley or shares his household. The Comment “Mr. Farley denies any beneficial ownership of shares owned by family partnerships” appears in footnote 2 of the table of Beneficial. Owners appearing on page 33. The Company believes that this is sufficient disclosure required by Item 404 of Regulation S-K.

Undertakings, page 43

3. Comment: It appears you are omitting information pursuant to Rule 430A but have not provided the undertaking required by Item 512(i)(1) of Regulation S-K. Please revise or advise.

Response: The following two paragraphs has been added to Undertakings, page 43:

“(d) (i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.”

Additionally, the Company respectfully requests that the Registration Statement be allowed to become effective on Monday September 18, 2017. Upon clearing comments, the Company will file the appropriate request for acceleration.

Should the staff have any questions regarding the foregoing, please do not hesitate to contact the undersigned or our counsel, Mary P. O’Hara, at 917-945-7473.

APPLIED ENERGETICS, INC.
By:	/s/ George P. Farley
George P. Farley Chief Executive Officer

cc:	John Dana Brown, Attorney Advisor
John Stickel